# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Penguin Solutions, Inc., CIK 0001616533
CUSIP: 706915105
Title of class of securities: Common Stock, par value $0.03 per share
Address of issuer's principal executive offices: 45800 Northport Loop West, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 10/29/2026
Filed by CIK 0001015650
Persons authorized to receive notices and communications: Mr. Kyoungseop Lee, 65, Eulji-ro, Jung-gu, Seoul, Korea Republic Of (M5), 04539, 82-2-6100-2114

## Reporting persons
- SK Telecom Co., Ltd. (CIK 0001015650): type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Astra AI Infra LLC (CIK 0002048719): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.03 per share
Name of issuer: Penguin Solutions, Inc.
Address of issuer's principal executive offices: 45800 Northport Loop West, Fremont, California (CA), 94538
Comment: This Amendment No. 2 to Schedule 13D (this "Schedule 13D/A") amends and supplements the Schedule 13D originally filed on December 20, 2024, as amended by Amendment No. 1 thereto (together, the "Schedule 13D"), and relates to the Common Stock, $0.03 par value per share (the "Common Stock"), of Penguin Solutions, Inc. (the "Issuer"), shares of which were issuable upon conversion of the 200,000 Convertible Preferred Shares, par value $0.03 per share, of the Issuer (the "Preferred Shares") held by Astra AI Infra LLC ("Astra"). The Common Stock is the successor class to the Ordinary Shares referenced in the previously filed Schedule 13D following the Issuer's U.S. domestication.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented as follows: On October 29, 2026 (the "Closing Date"), pursuant to the Stock Transfer Agreement dated as of July 27, 2026 (the "Stock Transfer Agreement") between Astra, a special purpose vehicle established by SK Telecom Co., Ltd. ("SKT") to invest in the Issuer, and SHIFTIX1 LLC (the "Purchaser"), Astra sold to the Purchaser all 200,000 Preferred Shares. Purchaser is an indirectly wholly owned subsidiary of SK hynix NAND Product Solutions Corp. ("AI Co."), and AI Co. is a majority-owned subsidiary of SK hynix Inc. Following such sale, Astra and SKT ceased to beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows: As of the Closing, the Reporting Persons no longer beneficially own any Common Stock or Preferred Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows: As of the Closing, the Reporting Persons no longer have sole or shared voting power or sole or shared dispositive power with respect to any Preferred Shares or Common Stock of the Issuer.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows: As further described in Item 4, on October 29, 2026, Astra sold all 200,000 Preferred Shares to the Purchaser in a privately negotiated transaction pursuant to the Stock Transfer Agreement for an aggregate Purchase Price of $377,162,666, or $ 1,885.81 per Preferred Share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Closing Date, the Reporting Persons ceased to beneficially own any Common Stock or Preferred Shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows: Pursuant to Section 7.1 of the Stock Transfer Agreement, effective on and after the Closing Date, Astra assigned to the Purchaser all of Astra's rights and obligations under the Amended and Restated Investor Agreement dated as of June 30, 2025, by and between Astra and the Issuer (the "Investor Agreement") with respect to the Preferred Shares, including Astra's board nomination rights, pro rata rights, consent rights and registration rights thereunder. The Stock Transfer Agreement also requires the Purchaser, promptly following the Closing Date, to deliver to the Issuer a joinder to the Investor Agreement pursuant to which the Purchaser agrees to be bound by the terms and provisions of the Investor Agreement. On October 29, 2026, pursuant to Section 3.4 of the Investor Agreement, Astra, Purchaser, AI Co., Seller and the Issuer entered into a Joinder Agreement pursuant to which the parties agreed and acknowledged that Purchaser agreed to be bound by the terms and provisions of the Investor Agreement as if it were an initial signatory to the Investor Agreement and shall be deemed an "Investor" for all purposes of the Investor Agreement. Notwithstanding anything to the contrary in the Investor Agreement, AI Co. shall have all of the rights under the Investor Agreement that are expressly granted in such agreement to "SKT" and all references to "SKT" in the Investor Agreement (other than in the recitals) shall be deemed to refer to AI Co.

The foregoing descriptions of the Stock Transfer Agreement and the Investor Agreement are not intended to be complete and are qualified in their entirety by reference to such agreements. The Stock Transfer Agreement was filed as Exhibit B to Amendment No. 1 to Schedule 13D filed on July 28, 2026, and the Investor Agreement was filed as Exhibit 4.4 to the Issuer's Form 8-K12B filed on June 30, 2025, each of which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Statement (filed as Exhibit A to the Original Schedule 13D and incorporated herein by reference).
Exhibit B - Stock Transfer Agreement, dated as of July 27, 2026, by and between Astra AI Infra LLC and SHIFTIX1 LLC (filed as Exhibit B to Amendment No. 1 to Schedule 13D filed on July 28, 2026 and incorporated herein by reference).
Exhibit C - Amended and Restated Investor Agreement, dated as of June 30, 2025, by and between Penguin Solutions, Inc. and Astra AI Infra LLC (incorporated by reference to Exhibit 4.4 to the Issuer's Form 8-K12B filed on June 30, 2025).

## Signatures
- SK Telecom Co., Ltd.: /s/ Jong Suk Park, Jong Suk Park/CFO (11/02/2026)
- Astra AI Infra LLC: /s/ Jae Shin Lee, Jae Shin Lee/CEO (11/02/2026)